SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Linhas aéreas inteligentes

GOL & Smiles Day São Paulo

November 2013

Agenda GOL

1. Strategy

2. Operational Efficiency

3. Financial Results

Strategy


Q5

Paulo Sergio Kakinoff

GOL Linhas Aéreas Inteligentes

Flight Plan


GOL

"Altitude"

2014

- Strategy **Consolidation**
- **Discipline** Maintenance
- **Product** Improvement
- **Flat** supply in the domestic market
- Growth of **5% to 8%** in international market supply

"Back on Track" Positive EBIT *(2013)*

- ✓ Reduction in operating costs of **R$407 million** (9M13)
- ✓ Revenue increase of **R$244 million** (9M13)
- ✓ **PRASK growth of 14.6%** in 9M13
- ✓ **Strengthening of the balance sheet:** total cash of R$2.9 billion after SMILES IPO
- ✓ **Leverage reduction of 30%**
- ✓ **Leadership in punctuality** in 9M13

Start Of Rationalization *(2012)*

- ✓ Reduction of 5.4% in domestic market supply
- ✓ Growth of **only 4.3%** in CASK ex-fuel (despite 17% depreciation of the Real)
- ✓ Adjustment of the number of employees
- ✓ **PRASK growth of 3.6%**

EBIT Margin reaches 1.7%, 11 p.p. Increase in 9M13



Net Revenues
+12.2%
+4.1%
1,987
2,231
5,984
6,228
3Q12
3Q13
9M12
9M13



Operating Expenses
+0.3%
-6.2%
2,188
2,193
6,532
6,125
3Q12
3Q13
9M12
9M13



EBIT & EBIT Margin
+11.8 p.p.
+10.9 p.p.
1.7%
1.7%
37
103
-201
-548
-10.1%
-9.2%
3Q12
3Q13
9M12
9M13
EBIT Margin
EBIT

Results reinforces guidance of EBIT Margin between 1% and 3% for 2013

GOL+ Increase of Space Between Seats


34 inches
+50% recline
ANAC
A: more than 73 cm
B: between 73 and 71 cm
C: between 71 and 69 cm
D: between 69 and 67 cm
E: less than 67 cm

- ✓ New and **exclusive** shuttle product;
- ✓ Introduction of **GOL+Conforto,** with more distance between the first rows (from 30 to 34 inches) and greater seat recline;
- ✓ GOL+Conforto seats will be free of charge to **Smiles Diamond and Delta Air Lines Elite** customers;
- ✓ With these changes, GOL has the largest number of **A seal** seats **(ANAC standard classification)** in the shuttle route;
- ✓ In the other rows, the **distance increased** from 30 to 31 inches.



Focus on High Value Added Passengers

Attractive Services for Business Passenger

- ✓ Implantation of **Fast Travel** program to streamline the boarding process
- ✓ Leadership in **punctuality** in the domestic market in 9M13
- ✓ Service of anticipating flights **by mobile device/smartphone**
- ✓ New **visual identity** in the airports concluded by 11/30/2013


GOL+
Smiles

New Visual Identity


ponte aérea
air shuttle
assistência
especial
special assistance
atendimento
prioritário
priority check-in
Smiles
bagagem de mão
confira aqui

New Visual Identity


GOL
bagagem
de mão
confira aqui




GOL


GOL




GOL





GOL and Delta Partnership

- ✓ **Codeshare Two-Way**: together the two companies serve nearly **400 destinations** in over 62 countries;
- ✓ Implementation of the sale in **30 United States airports** served by Delta, through **15 Brazilian cities** served by GOL, to serve **our customers with long-haul flights and distribute Delta's passengers** in Brazil;
- ✓ Exclusive Benefits for **SkyMiles and SMILES Diamond customers**, such as: possibility of earning and redeeming miles, access to VIP lounges on major airports, free access to *GOL+Conforto* seats, among other advantages.




Em cooperação com/in cooperation with
DELTA
TIME DE ÁGUIAS



2014: Next Level of Revenue



✓B2B

- Restructuring of the commercial force
- Development of new distribution channels in the international markets

✓B2C

- New WebSite
  - Greater focus on auxiliary revenues
  - New functionalities and additional services

✓Revenue Management

- New partnerships and codeshare to increase load factor
- Strengthening of the yield management team
- Operational cooperation and network management with Delta

✓New Products

- GOL+
- Service technology



Focus on Operational Efficiency


Punctuality
+2 p.p.
92.1%
94.4%
9M12
9M13


Remote Check-in*
+19 p.p.
42%
61%
Jun-13
Sep-13

*In the main airports: Guarulhos, Galeão, Congonhas, Santos Dumont and Brasília


Satisfaction Index**
+5%
7.6
8.0
Dec-12
Sep-13

**SMS survey

- GOL was the most punctual airline in the Brazilian market in 9M13
- 5% improvement in Satisfaction Index, measured on a scale of 1 to 10

Capacity Management and Cost Maintenance



Annual Variation of Domestic ASK and CASK Ex-Fuel
▲Domestic ASK
CASK Ex-Fuel (R$ cents)
Guidance
10.11
9.63
12.49
8.71
9.30
10.28
10.16
9.5 ~10.0
Flat Supply
-2%
-8%
-5%
-16%
-6%
-5%
-5%
~-9%
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
2012
2013
2014
11% reduction in domestic supply (3Q13 vs. 1Q12)

For 2014, GOL projects a flat number of seats in the domestic market and a growth of between 5% and 8% in the international market

GOL & SMILES

Loyalty Building

- ✓ SMILES is an important **distribution channel** for GOL;
- ✓ Minimum availability guarantee (**8.5% of ASKs on average**);
- ✓ New mileage accrual model, aiming to further cement the loyalty of **high-value passengers**;
- ✓ Exclusive Smiles Client service.

Total Commitment With the Flight Plan

Flight Plan Discipline

✓ **2012** → Restructuring

✓ **2013** → "Back on Track"

2014 → "Altitude"







Operational Efficiency



Adalberto Cambauva Bogsan

Operations

GOL Linhas Aéreas Inteligentes

Initiatives in Operational Efficiency

Focus on safety

Fuel

- Efficient fleet
- Consumption reduction initiatives
- Fuel carbon solutions
- Biofuel

Airports

- Ease for passengers
- Fast boarding
- Increased attraction for business travelers
- Increased efficiency with aircraft on ground

Crew

- Constant improvements to training programs
- Focus on safety
- Use of high-tech simulators
- Training reinforces our values: Safety, Intelligence, Service and Lowest Cost

GOL Linhas aéreas inteligentes

Values:

- ✓ Safety
- ✓ Intelligence
- ✓ Service
- ✓ Lowest-cost

Efficiency in Fuel Consumption

QAV Price vs. Consumption



Fuel Consumption/ASK
Average Fuel Price
2.43
+8.3%
-6.0%
1.55
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13



3:44

Efficiency Measures

In partnership with GE and Boeing, GOL works on 18 fronts to improve efficiency in fuel consumption

1st Commercial Flight with Biofuel in Brazil

1st Commercial Flight with Biofuel

- Date: First flight on October 23, 2013
- Route: Congonhas to Brasília
- Partners: Boeing, BID, GE, UBRABIO, Brazilian Bioquerosene Platform
- Blend: mixture of inedible corn oil from corn ethanol production and residual oils and fats
- Emission savings of 0.5 tonnes of CO_2

GOL GE DECEA ICEA ANAC


1st Commercial Flight
with Biofuel in Brazil

Atmospheric emission savings of **9,718 tonnes** of CO_2

Fast Travel

- Change of visual identity in airports
- Improved processes, greater speed and reduced lines
- Boarding divided into two lines to reduce boarding times








Self-service
CGH
41% 21% 6% 68%
Kiosk Web Mobile Total
SDU
46% 20% 7% 73%
Kiosk Web Mobile Total
CNF
40% 23% 6% 69%
Kiosk Web Mobile Total
GRU
37% 13% 3% 53%
Kiosk Web Mobile Total
GIG
42% 17% 4% 63%
Kiosk Web Mobile Total
BSB
29% 23% 4% 56%
Kiosk Web Mobile Total

Orange Cap Project


Approach
Landing
Pit Stop
GOL
Pushback
Takeoff

- **Improve punctuality** with airport adherence to agreed Pit Stop times.
- **Ensure** permanent compliance with company procedures and processes.
- **Ensure safety** in Pit Stop process.


Main operational area
Secondary operational area
Remote boarding agent



Crew

- **Training**
  - ✓ Focus on flight safety
  - ✓ Pilot Training Center in Diadema, SP
- **Engagement: Periodic Meetings with the CEO**
- **Creation of Committees:**
  - ✓ Schedule
  - ✓ Uniform
  - ✓ Hotel
  - ✓ Catering
- **Establishment of New Bases**
- **Segregation of Crew**







Financial Results


Q5

Edmar Prado Lopes Neto
Finance and Investor Relations

GOL Linhas Aéreas Inteligentes

GOL Leads RASK Growth and Maintenance of CASK Ex-Fuel in the 9M13


Evolution of RASK
11.2%
4.5%
3.8%
2.7%
2.2%
1.7%
1.2%
1.1%
0.2%
0.1%
-0.5%
-1.1%
-2.0%
-5.2%
GOL
United
Alaska
Spirit
US Airways
Delta
Southwest
JetBlue
Allegiant
Latam
AF / KLM
Lufthansa
Westjet
AeroMexico
Evolution of CASK Ex-Fuel
-3.4%
-2.5%
-0.7%
-0.5%
0.0%
0.8%
0.9%
1.0%
1.2%
1.3%
2.0%
4.7%
5.0%
6.5%
AeroMexico
Latam
Westjet
Alaska
GOL
Spirit
US Airways
AF / KLM
Southwest
Delta
Lufthansa
JetBlue
Allegiant
United

PRASK Increase Higher than Domestic ASK Reduction



▲Domestic ASK
▲Total PRASK
7%
5%
3%
4%
1%
4%
17%
14%
10%
14%
16%
8%
11%
11%
18%
24%
23%
21%
-1%
-7%
-7%
-9%
-10%
-9%
-17%
-21%
-18%
-19%
-10%
-7%
-6%
-4%
-5%
-8%
-9%
-8%
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
Nov-12
Dec-12
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Jul-13*
Aug-13
Sep-13
Oct-13*

In line with the strategy of attracting more high value passengers, GOL recorded a **higher PRASK increase than its reduction in domestic supply**

*Preliminary figures for October 2013 and adjusted by GOL to ANAC's metrics for July 2013

Cost Reduction and Revenue Increase in a Challenging Scenario

3Q13: Main Cost Highlights

✓Record **fuel price** (+8.3%), with fuel price per liter (QAV) totaling R$2.43 in the quarter

✓13% **depreciation of the Real** vs. the Dollar

✓**R$42 million** gain with **sale-leaseback** operations

✓Sub-leasing of **5 aircraft** to operate in the European summer high season

9M13: Reduction of R$407 million in costs and an increase of R$244 million in revenue



-407
6,532
170
237
6,125
5,984
6,228
+244
Net Revenue 9M12
Total Operating Expenses 9M12
Reduction in Fuel Costs
Reduction in Operating Costs
Total Operating Expenses 9M13
Net Revenue 9M13

Loss Impacted by Net Financial Result

Impacts on Financial Result

- ✓ 10% **devaluation** of the end-of-period **Real** against the Dollar
- ✓ **76% of debt dollar-denominated**, versus 70% in 3Q12
- ✓ **Senior Notes offering in February 2013** maturing in 2023
- ✓ Increase in **cash level** (growth of 56% over 3Q12)
- ✓ **Increase** in the benchmark interest rate (**SELIC**)
- ✓ **Loss in the fair value of the call option on SMILES shares** agreed upon with General Atlantic

Increase of R$109 million in net financial result



+109
-78
-85
-24
-187
Net Financial Result 3Q12
Hedge Result
Exchange Variation/Other
Net Financial Result 3Q13

Dollar and Fuel Hedge Position

Fuel Hedge



2Q13
3Q13
Notional Volume in Barrels ('000)
2,000
1,500
1,000
500
0
107
106
106
106
106
105
105
104
104
104
786
890
592
786
393
592
274
393
334
608
1-3M
4-6M
7-9M
10-12M
13-18M
108
106
104
102
100
98
96
Average Price per Barrel (US$)

Dollar Hedge



Notional Amount (US$ million)
700
600
500
400
300
200
100
0
2.29
2.24
2.22
2.20
2.20
210
403
89
237
120
1-3M
4-6M
7-9M
2.3
2.2
2.1
2.0
1.9
1.8
Average Exchange Rate (US$)

Cash and Leverage

Leverage reduction driven by the 42% increase in LTM EBITDAR in the quarter



EBITDAR Improvement
+42%
654
276
931
2Q13 (LTM)
3Q13 (LTM)



Improvement in 3Q13 Leveraging(1)
3,373.0
No new funding
27.5
3.5
3,349.0
15.5x
Leveraging(2): -30%
10.9x
Debt 2Q13
Funding
Amortizations
USD Effect
Debt 3Q13

Highlights	3Q13	3Q12	% Chg. 3Q13 /3Q12	9M13	9M12	% Chg. 9M13/9M12
EBITDAR (R$MM)	373	96	*287.3%*	974	302	*222.9%*
EBITDAR Margin (%)	*16.7%*	*4.8%*	*+11.9 p.p*	15.6%	5.0%	*+10.6 p.p.*
Adjusted Gross Debt/ LTM EBITDAR	10.9 x	17.7 x	*-6.8 x*	10.9 x	17.7 x	*-6.8 x*
Total Cash / LTM Net Revenue	35.1%	22.9%	*+12.2 p.p*	35.1%	22.9%	*+12.2 p.p*

(1) Does not considers the variation of interest and provisions
(2) Measured by the adjusted gross debt/LTM EBITDAR ratio

Cash and Indebtedness


Total cash position evolution
[R$ billion]
Cash/LTM Net Revenue
Cash
27.6%
24.4%
22.9%
19.6%
20.2%
34.1%
35.1%
2.2
2.0
1.9
1.6
1.6
2.8
2.9
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13


Debt Profile
Currency
R$
24%
US$
76%
Schedule
2013
2014
2015
2016
2017
After 2017
46%


Amortization Profile ex-leasing
[R$ MM]
In R$
In US$
58
22
35
125
50
75
677
2
675
258
725
468
257
1,116
1
1,115
446
3,405
1,301
2,104
2013
2014
2015
2016
2017
After 2017
Perpetual
Total

2013 Guidance

GOL reiterated its EBIT Margin projection of between 1% and 3% for 2013

2013 Guidance	From	To	Real 9M13
Brazilian GDP Growth	2.0%	2.5%	N.D.
RASK Variation	> or = 10.0%		11.2%
Domestic Capacity (ASK) variation	Around -9%		-9.7%
CASK Ex-fuel (R$ cents)	10.0	9.5	9.43
Average Exchange Rate (R$/US$)	2.20	2.10	2.12
Fuel Price	2.48	2.38	2.35
EBIT Margin	**1%**	**3%**	**1.7%**

For 2014, GOL projects a flat number of seats in the domestic market and a growth of between 5% and 8% in the international market

Linhas aéreas inteligentes

THANK YOU!

Investor Relations

ri@golnaweb.com.br

+55 11 2128 4700

www.voegol.com.br/ir

GOL LINHAS AÉREAS INTELIGENTES S.A.

10 Anos

Selo Assiduidade

APIMEC-SP

Ouro

2013